United States Securities and Exchange Commission
Washington, DC 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:
BOB EVANS FARMS, INC.

2.	Name of person relying on exemption:
THE HUMANE SOCIETY OF THE UNITED STATES

3.	Address of person relying on exemption:
2100 L Street, NW
Washington, DC 20037

4.	Written materials:
The attached written materials are submitted pursuant to a voluntary application of Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made in the interest of public disclosure and consideration of these important issues.

July 19, 2011

Dear Fellow Bob Evans Farms Shareholder:

The Humane Society of the United States (HSUS) is the nation’s largest animal protection organization. Supported by more than 12 million people—one in every 25 Americans—The HSUS represents mainstream values and attitudes toward animals. As proponents of the shareholder resolution on Bob Evans Farms’ 2011 proxy statement encouraging the company to phase-in the use of “cage-free” eggs for its restaurants, we want to draw your attention to the importance of this vote and explain in more detail than the proxy allows why we believe the proposal is in the company’s and its shareholders’ best long-term interests. We urge you to VOTE FOR STOCKHOLDER PROPOSAL 4 (“PROPOSAL 4”) at Bob Evans Farms’ August 23, 2011 annual meeting.

In recent years, the restaurant industry’s purchasing practices have undergone a profound shift as a result of growing public concern over the treatment of animals raised for food, and the decisions the Company makes during this critical time could significantly affect its public image.

Eggs used for Bob Evans’ menu come from hens confined in barren battery cages, which afford hens so little room they can’t even fully extend their wings. Cage-free eggs are better for animal welfare, and many of Bob Evans Farms major competitors have started using them. Additionally, cage-free eggs are safer: every one of the last sixteen studies published comparing Salmonella in commercial battery cage egg production to cage-free production found higher rates of Salmonella in the battery cage systems.

As documented in the enclosed materials, Bob Evans’ decision to support a confinement practice that most Americans oppose and which is increasingly being legislated against puts the company at financial and reputational risk.

For these reasons and those discussed in the attached memo, The HSUS urges you to vote FOR Proposal 4.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
Please vote FOR Proposal 4 on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.

Memorandum

Subject:
Grounds to vote FOR Bob Evans Stockholder Proposal No. 4 encouraging the Board of Directors to phase-in the use of “cage-free” eggs for Bob Evans restaurants, so that they represent at least five percent of the company’s total egg usage

Date:	July 19, 2011

Contact:	Josh Balk, The Humane Society of the United States
(301) 721-6419 or jbalk@humanesociety.org
/s/ Josh Balk

I.	Introduction

We urge shareholders to vote “FOR” the stockholder proposal, Agenda Item No. 4, in Bob Evans Farms’ 2011 Notice of Annual Meeting. The proposal would encourage the Board of Directors to phase-in the use of “cage-free” eggs for Bob Evans restaurants, so that they represent at least five percent of the company’s total egg usage. This would bring Bob Evans Farms in line with a growing number of its competitors in the restaurant industry.

Please consider the following information about cage versus cage-free egg production:

Animal Cruelty:

•
Hens laying eggs for Bob Evans Farms’ are confined inside barren wire battery cages. These cages are so small the hens cannot even fully spread their wings. Each bird has less space than a sheet of paper on which to live for more than a year before she’s slaughtered. Prominent poultry scientists have found that, with no opportunity to engage in many important natural behaviors (e.g., nesting, dust bathing, perching, and foraging), these birds endure lives wrought with suffering.1,2,3,4,5,6,7

1 Appleby MC, Hughes BO, and Elson HA. 1992. Poultry Production Systems: Behaviour, Management and Welfare (Wallingford, U.K.: CAB International, p. 186).
2 Sherwin CM and Nicol CJ. 1992. Behaviour and production of laying hens in three prototypes of cages incorporating nests. Applied Animal Behaviour Science 35(1):41-54.
3 Hughes BO. 1983. Space requirements in poultry. In: Baxter SH, Baxter MR, and MacCormack JAD (eds.), Farm Animal Housing and Welfare (Boston, MA: Martinus Nijhoff Publishers).
4 Duncan IJH. 1970. Frustration in the fowl. In: Freeman BM and Gordon RF (eds.), Aspects of Poultry Behaviour (Edinburgh, Scotland: British Poultry Science Ltd, pp. 15-31).

•
There is substantial scientific evidence supporting the view that confining hens so restrictively is detrimental to their welfare. Colorado State University Department of Animal Science professor Dr. Bernard Rollin states, “Virtually all aspects of hen behavior are thwarted by battery cages,” and “animals built to move must move.” The Pew Commission on Industrial Farm Animal Production—an independent panel chaired by former Kansas Governor John Carlin that included former U.S. Secretary of Agriculture Dan Glickman—recommended “the phase-out … of all intensive confinement systems that restrict natural movement and normal behaviors, including battery cages.”8,9

Corporate Progress:

•
Burger King, Wendy’s, Arby’s, Denny’s, IHOP, TGI Friday’s, Ruby Tuesday, Carl’s Jr., Hardee’s, Quiznos, Whataburger, Sonic Drive-In, Golden Corral, Cracker Barrel, Einstein Bros. Bagels, Red Robin, Subway, Cheesecake Factory and Ruby Tuesday are just some of the restaurant companies that have begun phasing in cage-free eggs. McDonald’s announced in 2011 that it will use 12 million cages-free eggs every year.

•	The world’s largest food-service provider, Compass Group, switched all 40 million shell eggs it uses for its 8,500 U.S. accounts to come from cage-free hens.

•
Food industry giant Unilever—producer of Hellmann’s mayonnaise, Ben & Jerry’s Ice Cream and other popular brands—has an entire web page devoted to the issue of egg-laying hen welfare. It states, “We believe good animal welfare practices should address issues such as housing, hygiene, feeding and feed, health management and the management of antibiotics, water supply, mutilations, transport, slaughtering practices and traceability. Cage-free eggs are produced by hens which have not been confined in battery cages. This allows laying hens more space to engage in normal behaviours, and creates better animal welfare outcomes. So we are committed to ensuring that all the eggs we use in our products are produced by cage-free hens, building on the commitments already made by major brands like Ben & Jerry’s Ice Cream and Hellmann’s.”10

5 Baxter M. 1994. The welfare problems of laying hens in battery cages. The Veterinary Record 134(24):614-9.
6 Wood-Gush DGM. 1972. Strain differences in response to sub-optimal stimuli in the fowl. Animal Behaviour 20(1):72-6.
7 Yue S and Duncan IJ. 2003. Frustrated nesting behaviour: relation to extra-cuticular shell calcium and bone strength in White Leghorn hens. British Poultry Science 44(2):175-81.
8 Rollin BE. 1995. Farm Animal Welfare: Social, Bioethical, and Research Issues (Ames, IA: Iowa State Press, p. 120).
9 The Pew Commission on Industrial Farm Animal Production. 2008. Putting meat on the table: industrial farm animal production in America. Available from
www.pewtrusts.org/uploadedFiles/wwwpewtrustsorg/Reports/Industrial_Agriculture/PCIFAP_FINAL.pdf. Accessed 13 July 2011.
10 Unilever. 2010. “Eggs: Sourcing cage-free eggs.” Available from www.sustainable-living.unilever.com/the-plan/sustainable-sourcing/cage-free-eggs. Accessed 13 July 2011.

•
Sara Lee has stated that it believes part of being a good corporate citizen means helping to improve conditions for farm animals: “Transitioning to cage-free eggs underscores the value we place on our supply chain partners to deliver not only high-quality, but also ethically-produced ingredients.”11

•
General Mills stated, “We acknowledge the discussion currently taking place about egg production and the impact of production conditions on egg-laying hens… General Mills is buying one million cage-free eggs for our U.S. portfolio in fiscal 2012.”12

•
In announcing that it would begin using cage-free eggs, Kraft Foods—the nation’s largest food producer—stated, “We recognize that animal welfare is an issue that resonates with customers, and we’re taking this step to address their concerns.”13

•	In a news release about its switch to cage-free eggs, fast food chain Sonic stated, “Preventing … abuse is our corporate responsibility and quite simply, the right thing to do.”14

•	Burger King stated, “For almost a decade, we have used our purchasing power to encourage positive steps in … the production of cage-free animal products.”15

Food Safety:

•	An abundance of science shows that forcing hens to endure confinement inside cages increases the risk of Salmonella compared to keeping hens in a cage-free environment.

11 Available from http://investors.saralee.com/phoenix.zhtml?c=70115&p=RssLanding&cat=news&id=1475143. Accessed 18 July 2011.
12 General Mills. 2011. “Sourcing.” Available from www.generalmills.com/en/Responsibility/Sourcing.aspx. Accessed 13 July 2011.
13 2010. “Kraft Foods Switches One Million Eggs to Cage-Free.” 11 November. Available from www.humanesociety.org/news/press_releases/2010/11/kraft_111110.html. Accessed 13 July 2011.
14 Sonic. 2011. “Strictly Business.” Available from www.sonicdrivein.com/business/giving/index.jsp. Accessed 13 July 2011.
15 Burger King. 2008. “Burger King System Achieves 2007 Animal Welfare Goals.” Available from www.bk.com/en/us/company-info/press/press-release1109.html. Accessed 13 July 2011.

•
There have been sixteen studies published in the last five years comparing in-the-field commercial cage and cage-free egg operations, and they all found higher rates of Salmonella in the cage facilities.16,17,18,19,20,21,22,23,24,25,26,27,28,29,30,31

16 Van Hoorebeke S, Van Immerseel F, Schulz J, et al. 2010. Determination of the within and between flock prevalence and identification of risk factors for Salmonella infections in laying hen flocks housed in conventional and alternative systems. Prev. Vet. Med. 94:94-100.
17 Snow LC, Davies RH, Christiansen KH, et al. 2010. Investigation of risk factors for Salmonella on commercial egg-laying farms in Great Britain, 2004-2005. Veterinary Record 166(19):579-86.
18 2010. Annual Report on Zoonoses in Denmark 2009. National Food Institute, Technical University of Denmark.
19 Van Hoorebeke S, Van Immerseel F, De Vylder J et al. 2010. The age of production system and previous Salmonella infections on-farm are risk factors for low-level Salmonella infections in laying hen flocks. Poultry Science 89:1315-1319.
20 Huneau-Salaün A, Chemaly M, Le Bouquin S, et al. 2009. Risk factors for Salmonella enterica subsp. Enteric contamination in 5 French laying hen flocks at the end of the laying period. Preventative Veterinary Medicine 89:51-8.
21 Green AR, Wesley I, Trampel DW, et al. 2009 Air quality and bird health status in three types of commercial egg layer houses. Journal of Applied Poultry Research 18:605-621.
22 Namata H, Méroc E, Aerts M, et al. 2008. Salmonella in Belgian laying hens: an identification of risk factors. Preventive Veterinary Medicine 83(3-4):323-36.
23 Schulz J, Luecking G, Dewulf J, Hartung J. 2009. Prevalence of Salmonella in German battery cages and alternative housing systems. 14th International congress of the International Society for Animal Hygiene: Sustainable animal husbandry : prevention is better than cure. pp. 699-702. http://www.safehouse-project.eu/vars/fichiers/pub_defaut/Schulz_Salmonella_ISAH%202009.ppt.
24 Mahé A, Bougeard S, Huneau-Salaün A, et al. 2008. Bayesian estimation of flock-level sensitivity of detection of Salmonella spp., Enteritidis and Typhimurium according to the sampling procedure in French laying-hen houses. Preventive Vet. Med. 84(1-2):11-26.
25 Pieskus J, et al. 2008. Salmonella incidence in broiler and laying hens with the different housing systems. Journal of Poultry Science 45:227-231.
26 European Food Safety Authority. 2007. Report of the Task Force on Zoonoses Data Collection on the Analysis of the baseline study on the prevalence of Salmonella in holdings of laying hen flocks of Gallus gallus. The EFSA Journal 97. www.efsa.europa.eu/EFSA/efsa_locale-1178620753812_1178620761896.htm. Accessed March 15, 2010.
27 Snow LC, Davies RH, Christiansen KH, et al. 2007. Survey of the prevalence of Salmonella species on commercial laying farms in the United Kingdom. The Veterinary Record 161(14):471-6.
28 Methner U, Diller R, Reiche R, and Böhland K. 2006. [Occurence of salmonellae in laying hens in different housing systems and inferences for control]. Berliner und Münchener tierärztliche Wochenschrift 119(11-12):467-73.
29 Much P, Österreicher E, Lassnig. H. 2007. Results of the EU-wide Baseline Study on the Prevalence of Salmonella spp. in Holdings of Laying Hens in Austria. Archiv für Lebensmittelhygiene 58:225-229.
30 Stępień-Pyśniak D. 2010. Occurrence of Gram-negative bacteria in hens' eggs depending on their source and storage conditions. Polish Journal of Veterinary Sciences 13(3):507-13.

•
Eating eggs from birds confined in cages has been directly linked to human illness. In a 2002 prospective case-control study published in the American Journal of Epidemiology, people who recently ate eggs from caged hens had twice the odds of being sickened by Salmonella compared to people who did not eat eggs from hens kept in cages. Those eating cage-free eggs did not suffer significantly increased risk.32

•
Renowned public health groups—including the Center for Food Safety, Consumer Federation of America, and the Center for Science in the Public Interest are among the many organizations that oppose battery cages.

•	Dozens of hospitals across the country have switched to cage-free eggs.

Public Sentiment:

•
Consumers have repeatedly expressed the view that intensive cage confinement of hens is fundamentally inhumane. As an example, when a Zogby poll that asked whether intensive confinement, such as “Crowding 8-10 chickens in cages, about the size of an open newspaper, so tightly that they cannot stretch their wings” was acceptable, 86.2 percent of respondents said they found the practice unacceptable.33

•
According to a 2007 Oklahoma State University study, consumers express a strong desire for high standards of farm animal care. Specifically, with regard to egg-laying hens, the authors reported, “Not surprisingly, housing chickens in cages . . . is deemed inhumane by a majority of individuals.” The authors concluded that consumers, “generally view cages as inhumane.”34

31 Käsbohrer A, Dorn C, Schroeter A, Helmuth R. 2008. Pilotstudie zum Vorkommen von Salmonella spp. bei Legehennen in Deutschland
Angewandte Epidemiologie in der Tierseuchen- und Zoonosenbekämpfung. September 3-5. Graz, Austria.
32 Mølbak K and Neimann J. 2002. Risk factors for sporadic infection with Salmonella Enteritidis, Denmark, 1997-1999. American Journal of Epidemiology 156(7):654-61.
33 Zogby International. 2008. Report on Questions to Zogby America to Gene Bauston. (18 September).
34 Lusk, Jayson K., F. Bailey Norwood, and Robert W. Prickett. 2007. Consumer Preferences for Farm Animal Welfare: Results of a Nationwide Telephone Survey. Oklahoma State University. 17 August.

•	An American Farm Bureau-funded opinion poll found that 89 percent of people believe that food companies that require farmers to treat their animals better are doing the right thing.35

•	Food industry consultant, Technomic, found animal welfare to be the third-most important social issue to American restaurant patrons.36

•
A 2010 survey by Context Marketing found that 69% of consumers will pay more for “ethically produced” foods and 91% include animal welfare in their criteria for whether something is ethically produced.37

•
More than thirty newspaper editorial boards across the country endorsed The Prevention of Farm Animal Cruelty Act, a law criminalizing battery cages in California. One of those newspapers, The New York Times, described battery cages as “so small that the birds cannot even stretch their wings.” The Times continued, “No philosophy can justify this kind of cruelty, not even the philosophy of cheapness.”38

•
Citigroup wrote in a 2008 “Restaurant Industry Initiation” report that, “There are also a number of potential headline risks that could tarnish the image of restaurant companies, including concerns over animal cruelty…”39

•
In 2010, TIME magazine wrote, “Factory [farmed] hens are confined in what are known as battery cages, which leave them crowded and all but immobilized, reduced to little more than egg laying machines…. [and compared to cage-free hens…] There’s no question what kind of life the birds prefer.”40

•
A 2010 New York Times editorial stated, “There is no justification, economic or otherwise, for the abusive practice of confining animals in spaces barely larger than the volume of their bodies. Animals with more space are healthier, and they are no less productive. Industrial confinement is cruel and senseless and will turn out to be, we hope, a relatively short-lived anomaly in modern farming.”41

35 Lusk, Jayson K., F. Bailey Norwood, and Robert W. Prickett. 2007. Consumer Preferences for Farm Animal Welfare: Results of a Nationwide Telephone Survey. Oklahoma State University. 17 August.
36 Luna, Nancy. 2007. Restaurants Adopt Humanity, Orange County Register. 11 May. Available from www.ocregister.com/ocregister/money/article_1690888.php. Accessed 13 July 2011.
37 Context Marketing. 2010. Ethical Food: A Research Report On The Ethical Claims That Matter Most To Food Shoppers And How Ethical Concerns Influence Food Purchases. March.
38 Editorial, 2008. Standing, Stretching, Turning Around, New York Times. 8 October.
39 Citigroup Global Markets. 2008. Industry Focus: Restaurants. 5 December: 28.
40 Kluger, Jeffrey. 2010. Organic Eggs: More Expensive, but No Healthier. Time. 08 July. Available from www.time.com/time/health/article/0,8599,2002334,00.html. Accessed 13 July 2011.
41 Editorial Board. 2010. A Humane Egg. New York Times. 11 July. Available from www.nytimes.com/2010/07/12/opinion/12mon4.html. Accessed 13 July 2011.

•
A separate New York Times article stated, “Industrial farming is increasingly on Americans’ minds. In the last decade, the best-selling book Fast Food Nation, by Eric Schlosser, was followed by The Omnivore’s Dilemma,” by Michael Pollan. These books tap into animal-welfare concerns as well as the increasing preoccupation with where our milk, beef and eggs come from. Are they organic? Hormone-free? Locally grown? Humanely treated? Cage-free?”42

•	A Los Angeles Times article stated, “As the concept of treating farm animals humanely has become more accepted by the public, there has been an increase in demand for eggs from cage-free hens.”43

•	In making his predictions for 2011, food industry trends analyst Phil Lempert, “The Supermarket Guru,” wrote, “Move over local. Move over organic. Humane is stepping in.”44

Legislation:

•
The Prevention of Farm Animal Cruelty Act (Proposition 2), asked California voters, in 2008, whether to ban the practice of cramming hens into barren cages; the vote passed by an overwhelming margin, and received more votes in its favor than any other citizen initiative has received in the state’s history.45

•	In July 2010, California governor Arnold Schwarzenegger signed a bill into law that would require any whole egg sold in the state to come from hens that meet the requirements of Proposition 2.46

42 Jones, Maggie. 2008. The Barnyard Strategist. New York Times, 26 Oct. Available from http://www.nytimes.com/2008/10/26/magazine/26animal-t.html?pagewanted=all. Accessed 13 July  2011.
43 Hall, Carla and Jerry Hirsch. 2008. Prop. 2 Unlikely to Hike Egg Prices, Los Angeles Times. 6 November.
44 Lempert, Phil. 2010. Humane the New Local? 10 September. Available from http://www.supermarketguru.com/index.cfm/go/sg.viewArticle/articleId/1518.  Accessed 13 July 2011.
45 See e.g. Official Voter Information Guide, Prop.2, Standards for Confining Farm Animals (available at http://voterguide.sos.ca.gov/past/2008/general/argu-rebut/argu-rebutt2.htm). Accessed 12 July 2011.
46 Barnett, Lindsay. 2010. Gov. Schwarzenegger signs bill to require out-of-state egg producers to comply with Proposition 2 space requirements for egg-laying hens. Los Angeles Times. 8 July. Available from http://latimesblogs.latimes.com/unleashed/2010/07/gov-schwarzenegger-signs-bill-to-require-outofstate-egg-producers-to-comply-with-proposition-2-space.html. Accessed 13 July 2011.

•	Michigan passed a law in 2009 that will outlaw battery cages.

•	Ohio—the nation’s second largest egg-producing state—passed a regulation in 2011 that places a moratorium on the construction of any new battery cage facilities.

Conclusion

The confinement of hens in battery cages is simply out of step with the mainstream sentiments of the American public, and movement away from cages will only continue to grow. Given all of the above implications, we believe it is in shareholders’ best interest to support this modest resolution, which will simply encourage the Board of Directors to phase-in the use of “cage-free” eggs for Bob Evans restaurants, so that they represent at least five percent of the company’s total egg usage.

Thank you for your time and attention. Please vote FOR Proposal 4 on the Company’s proxy statement.

PLEASE NOTE: The HSUS is not asking for and cannot accept your proxy card.
Please vote FOR Proposal 4 on the proxy received from the management, following the instructions enclosed with the proxy as to how to cast your ballot.